Exhibit 99.2

ALTAGAS ANNOUNCES $250 MILLION HYBRID NOTE OFFERING

Calgary, Alberta (August 4, 2022)

AltaGas Ltd. ("AltaGas" or the "Company") (TSX: ALA) today announced that it has priced an offering of $250 million of 7.35% Fixed-to-Fixed Rate Subordinated Notes, Series 2 due August 17, 2082 (the "Offering").

The Offering is expected to close on or about August 17, 2022. The Company intends to use the net proceeds of the offering to redeem or repurchase its outstanding cumulative redeemable five-year rate reset preferred shares, series C (TSX: ALA.PR.U).

The subordinated notes are being offered through a syndicate of underwriters, co-led by BMO Capital Markets, RBC Capital Markets and Scotiabank, under AltaGas' short form base shelf prospectus dated February 22, 2021, as supplemented by a prospectus supplement dated August 4, 2022.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the subordinated notes in any jurisdiction. The subordinated notes have not been approved or disapproved by any regulatory authority. The subordinated notes have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities law, and may not be offered or sold within the United States, or to or for the account of, United States persons.

ABOUT ALTAGAS

AltaGas is a leading North American infrastructure company that connects customers and markets to affordable and reliable sources of energy. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.

For more information visit www.altagas.ca or reach out to one of the following:

Jon Morrison

Senior Vice President, Investor Relations & Corporate Development

Jon.Morrison@altagas.ca

Adam McKnight

Director, Investor Relations

Adam.McKnight@altagas.ca

Investor Inquiries

1-877-691-7199

investor.relations@altagas.ca

Media Inquiries

1-403-206-2841

media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. Words such as “will”, “continued”, “ongoing”, “believe”, “opportunities” " and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements relating to the Offering, including the anticipated closing date of the Offering and the expected use of the net proceeds of the Offering.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in AltaGas' public disclosure documents.

Many factors could cause AltaGas' actual results, performance or achievements to vary from those described in this news release, including, without limitation, those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release, and such forward-looking statements, should not be unduly relied upon. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

AltaGas Ltd. – Press Release	2